EXHIBIT 99.1

BrainsWay Ltd. Announces Proposed Public Offering of American Depositary Shares

CRESSKILL, N.J. and JERUSALEM, Feb. 22, 2021 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced noninvasive treatment of brain disorders, today announced that it intends to offer American Depositary Shares, each representing two ordinary shares, in an underwritten public offering. BrainsWay also intends to grant the underwriters a 30-day option to purchase up to an additional 15% of the American Depositary Shares sold in the offering. All of the American Depositary Shares, and the underlying ordinary shares, will be offered by BrainsWay. The proposed offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Oppenheimer & Co. Inc. is acting as the sole book-running manager for the offering.

BrainsWay intends to use the net proceeds of the offering, together with its existing cash and cash equivalents, for commercial expansion and general corporate purposes, which may include working capital, research and development activities, commercialization and marketing activities, regulatory matters, capital investment and/or other related purposes.

The securities described above are being offered by BrainsWay pursuant to a shelf registration statement (File No. 333-248601) previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on October 16, 2020, and the accompanying prospectus contained therein. The offering of the American Depositary Shares will be made by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement and the accompanying prospectus relating to and describing the terms of the offering will be filed with the SEC, and will be available on the SEC’s website at http://www.sec.gov or by contacting Oppenheimer & Co. Inc. at 85 Broad Street, 26th Floor, New York, NY 10004, Attention: Equity Syndicate Prospectus Department, by e-mail at equityprospectus@opco.com or by calling (212) 667-8055.

Before investing in the offering, you should read in their entirety the preliminary prospectus supplement and the accompanying prospectus and the other documents that BrainsWay has filed with the SEC that are incorporated by reference in the preliminary prospectus supplement and the accompanying prospectus, which provide more information about BrainsWay and the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BrainsWay

BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neurostimulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) platform technology. The Company received marketing authorization from the U.S. Food and Drug Administration (FDA) for its products for a variety of patient populations, including in 2013 for patients with major depressive disorder (MDD), in 2018 for patients with obsessive-compulsive disorder (OCD), and in 2020 for patients with smoking addiction. BrainsWay is currently conducting clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  The proposed offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, and the effect of the global COVID-19 health pandemic on our business and continued uncertainty and market impact relating thereto.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 23, 2020. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.

Contact:
BrainsWay:
Hadar Levy
SVP and General Manager
HadarL@brainsway.com